FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

For the month of:    August 14, 2000
                     ---------------

                                  TRICOM, S.A.
                 (Translation of registrant's name into English)


         Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic
                    (Address of principal executives offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F      X      Form 40-F
                              -----------          -----------

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes            No      X
                               -----------    -----------

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                  TRICOM, S.A.

                                Quarterly Report

                                     for the

                                 Second Quarter

                                      ended

                                  June 30, 2000


                                TABLE OF CONTENTS

                                                                                                                               Page

GENERAL INTRODUCTION..............................................................................................................1

                                     PART I

                              FINANCIAL INFORMATION

ITEM 1.         FINANCIAL STATEMENTS..............................................................................................2

      Consolidated Balance Sheet as of December 31, 1999 and June 30, 2000 (unaudited)............................................2

      Consolidated Statement of Operations Three and Six Months ended June 30, 1999 and 2000 (unaudited)..........................4

      Consolidated Statements of Cash Flows Six Months Ended June 30, 1999 and 2000 (unaudited)...................................5

      Notes to Financial Statements...............................................................................................6

ITEM 2.         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION.............................7

ITEM 3.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......................................................15

                                     PART II

                                OTHER INFORMATION

ITEM 1.         LEGAL PROCEEDINGS................................................................................................16
ITEM 2.         CHANGES IN SECURITIES AND USE OF PROCEEDS........................................................................16
ITEM 3.         DEFAULTS UPON SENIOR SECURITIES..................................................................................16
ITEM 4.         SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS..............................................................16
ITEM 5.         OTHER INFORMATION................................................................................................16
ITEM 6.         EXHIBITS AND REPORTS ON FORM 20-F AND FORM 6-K...................................................................16

                              GENERAL INTRODUCTION

         Unless the context indicates otherwise, all references to (i) the "Company" or "TRICOM" refer to TRICOM, S.A. and its consolidated subsidiaries and their respective operations, and include TRICOM's predecessors, and (ii) "GFN" refers to GFN Corporation Ltd. and its direct and indirect subsidiaries, other than the Company and its subsidiaries, and include GFN's predecessors.



Secondary Public Offering of Common Stock

         On April 11, 2000, the Company successfully completed a US$74.0 million follow-on public offering of 4,000,000 American Depositary Shares ("ADS"), each of which represents one share of the Company's Class A Common Stock, at a price of $18.50 per ADS.

Presentation of Certain Financial Information

         The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States. The Company adopted the United States dollar as its functional currency effective January 1, 1997.

         In this Quarterly Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Quarterly Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks (the "Private Market Rate") as reported by Banco Central de la Republica Dominicana (the "Central Bank") on June 30, 2000 was RD$16.35 = US$1.00, the date of the most recent financial information included in this Quarterly Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On August 8, 2000, the Private Market Rate was RD$16.40 = US$1.00.

Forward-Looking Statements

         The statements contained in this Quarterly Report, which are not historical facts are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the following factors: competition; declining rates for international long distance traffic; the Company's significant capital expenditure requirements and its need to finance such expenditures; the inability of the Company to expand its local access line network in a timely manner and within the amount budgeted for such capital expenditure program; the inability of the Company to manage effectively its local and regional expansion could affect profitability; the substantial indebtedness could adversely affect the Company's ability to fund its planned expansion; social, regulatory and economic conditions in the Dominican Republic and other markets the Company has targeted for expansion.

                                     PART I
                              FINANCIAL INFORMATION

ITEM 1.    FINANCIAL STATEMENTS


TRICOM, S.A. and Subsidiaries
Consolidated Balance Sheet
(In US$)
                                                                          December 31,                 June 30,
                                                                   --------------------------  ------------------------
                                                                             1999                        2000
ASSETS                                                                     (Audited)                  (Unaudited)
Current assets:
   Cash and cash equivalents                                       $              13,459,566   $            69,722,838

   Accounts receivable:
      Customers                                                                   22,821,951                23,159,740
      Carriers                                                                     6,467,016                 5,621,948
      Related parties                                                                 40,412                 2,485,254
      Officers and employees                                                         415,702                   358,633
      Current portion of long term accounts receivable                                66,369                         -
      Other                                                                          624,846                 1,175,645
                                                                   -------------------------  ------------------------
                                                                                  30,436,296                32,801,219
      Allowance for doubtful accounts                                             (4,307,563)               (2,515,203)
                                                                   -------------------------  ------------------------
        Accounts receivable, net                                                  26,128,733                30,286,016

Inventories, net                                                                   9,701,255                 7,767,650
Prepaid expenses                                                                   6,637,067                 4,180,878
Deferred income taxes                                                                949,190                   949,190
                                                                   -------------------------  ------------------------
        Total current assets                                                      56,875,811               112,906,573
                                                                   -------------------------  ------------------------

Long-term accounts receivable                                                         22,619                         -

Other investments                                                                  2,710,572                 2,902,182

Property and equipment cost                                                      511,109,186               585,920,623
Accumulated depreciation                                                         (56,063,995)              (72,006,901)
                                                                   -------------------------  ------------------------
Property and equipment, net                                                      455,045,191               513,913,722
Other assets at cost, net of amortization                                         16,824,267                16,874,036

TOTAL  ASSETS                                                      $             531,478,461  $            646,596,513
                                                                   =========================  ========================

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

TRICOM, S.A.
Consolidated Balance Sheet (Continued)
(in US$)
                                                                                    December 31,             June 30,
                                                                               ---------------------  ---------------------
                                                                                        1999                   2000
                                                                                      (Audited)             (Unaudited)
LIABILITIES & SHAREHOLDERS EQUITY
Current liabilities:
   Notes payable:
      Borrowed funds-banks                                                      $        63,602,022   $        74,233,765
      Borrowed funds-related parties                                                     17,895,946            40,124,652
      Current portion of long term debt                                                     315,216               156,205
                                                                                --------------------  --------------------
                                                                                         81,813,184           114,514,622
                                                                                --------------------  --------------------
Current portion of capital leases                                                        14,242,056            13,693,380
   Accounts payable:
      Carriers                                                                            2,987,379             5,248,872
      Suppliers                                                                          12,043,787            16,411,377
      Related parties                                                                    10,035,066             1,465,596
      Other                                                                                 329,309               221,592
                                                                                --------------------  --------------------
                                                                                         25,395,541            23,347,437
Other liabilities                                                                         3,789,707             5,342,067
Accrued expenses                                                                         15,293,910            19,069,860
                                                                                --------------------  --------------------
      Total current liabilities                                                         140,534,398           175,967,365
                                                                                --------------------  --------------------

Reserve for severance indemnities                                                            31,414                 3,365
Deferred income tax                                                                         631,159               631,159

Capital leases, excluding current portion                                                11,640,652            17,831,053
Bank Credit Facilities                                                                            -            28,710,234
Long-term debt, excluding current portion                                               228,772,011           200,000,000
                                                                                --------------------  --------------------
      Total liabilities                                                                 381,609,634           423,143,176
                                                                                --------------------  --------------------

Shareholders equity:
   Class A Common  Stock  at par  value  RD$10:  Authorized  55,000,000  shares;
5,700,000 shares issued at December 31, 1999 and 9,700,000
shares issued at June 30, 2000                                                            3,750,000             6,210,025

   Class B Stock at par value RD$10:  Authorized  25,000,000  shares at December
31, 1999 and June 30, 2000; 19,144,544 issued at December 31,
1999 and June 30, 2000                                                                   12,595,095             12,595,095
   Additional paid-in-capital, excess over par                                           94,288,852           159,223,079
   Legal reserve                                                                                  -             1,653,007
   Retained earnings                                                                     41,258,637            45,795,888
   Equity adjustment for foreign currency translation                                    (2,023,757)           (2,023,757)
                                                                                --------------------  --------------------
Shareholders equity, net                                                                149,868,827           223,453,337

TOTAL LIABILITIES &
SHAREHOLDERS EQUITY                                                                     531,478,461           646,596,513
                                                                                ====================  =====================


TRICOM, S.A. and Subsidiaries
Consolidated Statement of Operations
(In US$)                                                        Three Month Period Ended                Six Month Period Ended
                                                                        June 30,                               June 30,
                                                    ------------------------------------------ -----------------------------------
                                                               1999                2000               1999                2000
                                                    ------------------------------------------ -----------------------------------
                                                            (Unaudited)         (Unaudited)        (Unaudited)         (Unaudited)
Operating Revenues:
Toll                                                $           5,620,149         6,848,357         10,325,415         13,400,341
International settlement                                       15,381,932        18,966,002         28,352,912         36,958,206
Local service                                                   7,806,397        12,332,154         13,646,572         24,526,179
Cellular                                                        5,962,077         8,580,313         11,825,411         17,289,560
Paging                                                            672,995           436,911          1,573,249            911,924
Sale and lease of equipment                                     1,459,897         2,487,700          2,425,901          3,607,234
Installations                                                   3,984,767         4,367,370          7,403,946          8,270,564
Other                                                              13,666            28,676            171,673             64,732
                                                    ---------------------- ----------------- ------------------ -------------------
Total Operating Revenues
                                                               40,901,880        54,047,483         75,725,079        105,028,740

Operating Costs:
Satellite connections and carriers                              9,919,069        15,178,067         18,339,970         29,317,489
Network depreciation                                            3,978,197         6,808,019          7,427,650         12,875,420
Expense in lieu of income taxes                                 3,216,541         2,616,698          6,186,151          5,498,392
General and administrative expenses                            12,518,683        16,299,653         22,119,212         30,079,023
Non-cash compensation and consulting expenses                           -           526,767                  -            526,767
Depreciation expense                                            1,163,728         1,582,154          2,209,159          3,067,487
Other                                                           1,352,862         1,395,264          2,362,266          2,443,914
                                                    ---------------------- ----------------- ------------------ -------------------
Total Operating Costs                                          32,149,080        44,406,622         58,644,408         83,808,492

Operating income                                                8,752,800         9,640,861         17,080,671         21,220,248

Other income (expenses):
Interest expense                                               (4,177,160)       (7,815,203)        (8,632,020)       (15,794,299)
Interest income                                                   746,682         1,050,246          1,717,884          1,254,134
Foreign exchange gain (loss)                                      308,636            15,533            474,028           (335,229)
Other                                                            (425,527)          (69,017)          (852,870)          (115,173)
                                                    ---------------------- ----------------- ------------------ -------------------
Total other expenses                                           (3,547,369)       (6,818,441)        (7,292,978)       (14,990,567)
                                                    ---------------------- ----------------- ------------------ -------------------

Earnings before Income Tax                                      5,205,431         2,822,420          9,787,693          6,229,681

Income Tax - Deferred credit                                            -                 -             56,203            (39,423)

Net earnings                                        $           5,205,431         2,822,420          9,843,896          6,190,258
                                                    ====================== ================= ================== ===================

EBITDA                                              $          17,111,266        21,174,499         32,903,631         43,188,314

Earnings per common share:
Basic                                               $                0.21              0.09               0.40               0.23
Diluted                                                              0.21              0.09               0.40               0.23

Weighted avg. number of shares used in calculation:
Basic                                                          24,844,544        28,361,028         24,844,544         26,602,786
Diluted                                                        24,876,247        28,588,605         24,860,670         26,803,736

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

TRICOM, S.A. and subsidiaries
Consolidated Statement of Cash Flows
(In US$)
                                                                                     June 30,             June 30,
                                                                              ---------------------- -------------------
                                                                                       1999                 2000
                                                                                    (Unaudited)          (Unaudited)
Cash flows from operating activities:
        Net earnings                                                          $           9,843,896  $        6,190,258
   Adjustments to reconcile net earnings and net cash provided by operating activities:
        Allowance for doubtful accounts                                                   2,869,077           2,701,168
        Depreciation and amortization                                                     9,636,809          15,942,906
        Income tax deferred credit                                                          (56,203)                  -
        Reserve for severance indemnities, net of payments                                  222,018             330,926
        Value of consulting service received in exchange for stock
         warrants                                                                                 -             526,767
   Net changes in assets and liabilities:
        Accounts payable                                                                  3,914,683          (2,048,104)
        Accounts receivable                                                              (5,533,707)         (6,858,452)
        Accrued expenses                                                                  1,071,165           3,775,950
        Inventories                                                                      (7,346,264)          1,933,605
        Long-term accounts receivable                                                         1,954              22,619
        Other assets                                                                     (1,856,606)            (49,768)
        Other liabilities                                                                (2,138,817)           (577,408)
        Prepaid expenses                                                                  1,368,268           2,456,189
        Reserve for severance indemnities                                                  (191,542)           (358,975)
                                                                              ---------------------- -------------------
Total adjustments                                                                         1,960,835          17,797,423
                                                                              ---------------------- -------------------
Net cash provided by operating activities                                                11,804,731          23,987,681
                                                                              ====================== ===================

Cash flows from investing activities:
   Acquisition of property and equipment                                                (65,964,950)        (68,621,036)
   Cancellation of investments                                                            9,622,826            (191,610)
                                                                              ---------------------- -------------------
      Net cash used in investing activities
                                                                                        (56,342,124)        (68,812,646)

Cash flows from financing activities:
   Borrowed funds from banks                                                             40,047,935          10,631,743
   Borrowed funds from related parties                                                   (3,366,423)         22,228,706
   Capital lease payments                                                                                      (548,676)
   Issuance of common stock                                                                       -          68,997,252
   Payments of Long-term debt                                                                     -            (220,788)
                                                                              ---------------------- -------------------
      Net cash provided by financing activities                                          36,681,512         101,088,237

Net increase in cash and cash equivalents                                                (7,855,881)         56,263,272

Cash and cash equivalents at beginning of the period                                     15,377,410          13,459,566

Cash and cash equivalents at end of period                                    $           7,521,529  $       69,722,838
                                                                              ====================== ===================

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

TRICOM, S.A. and subsidiaries
Consolidated Statement of Cash Flows (Continued)
(In US$)
                                                                                     June 30,             June 30,
                                                                              ---------------------- -------------------
                                                                                       1999                 2000
                                                                                    (Unaudited)          (Unaudited)
Supplementary Information
Expenses in lieu of income tax paid                                           $          (6,186,151)         (5,498,392)
Interest paid (net of capitalization)                                                    (9,962,304)        (14,288,685)
Capital lease obligation incurred                                                                 -           3,815,019




TRICOM, S.A. and Subsidiaries
Notes to Financial Statements


NOTE 1 - Basis of Presentation

      The Company considers that all adjustments (all of which are normal recurring accruals) necessary for a fair statement of financial position and results of operations for these periods have been made; however, results for such interim periods are subject to year-end audit adjustments. Results for such interim periods are not necessarily indicative of results for a full year.



NOTE 2 - Calculation of EBITDA

      EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. However, it does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Company Overview

      TRICOM is a leading integrated communications service provider in the Dominican Republic. Through the only completely digital local access network in the Dominican Republic, a cellular and PCS network covering 80% of the population and our submarine fiber optic cable systems, we offer local, long distance, mobile, Internet and broadband data transmission services. Through our subsidiary, TRICOM USA, Inc., we own switching facilities in New York and Puerto Rico, and are one of the few Latin American long distance carriers licensed in the United States. With substantial investments in submarine fiber optic cables providing us with the capability to do end to end transmission of voice and data, we are positioned to take advantage of opportunities to expand into highly attractive markets in Central America and the Caribbean.

Service Offerings

      Our service offerings include:

      o   Local service;

      o   Mobile services;

      o   International long distance; and

      o Broadband data transmission and Internet.


      Local Service

      We are a competitive local exchange carrier and had 131,334 local access lines in service at June 30, 2000. Our local access network covers areas with approximately 80% of the population of Santo Domingo, Santiago and nine additional cities.

      All of our basic  telephone  service  customers  have access to a range of value-added services, including call forwarding, three-way calling, call waiting, and voice mail applications. In addition to local service, we provide direct-dialed, collect and operator-assisted international and domestic long distance services and Internet access to our residential and corporate customers.

      We offer our customers broad flexibility in assembling customized packages of services, which provide our customers with cost savings and enhanced control over their consumption of telephone services. Customers may choose from a menu of services, including domestic and international long distance services, local service and value-added services. They also may bundle their local access service with cellular or PCS, paging and Internet services. Service packages permit customers to preset their monthly bills based upon, for example, local service minutes as well as long distance minutes and specified destinations. Customers are responsible for paying for usage levels in excess of preset package amounts, at regular per minute rates. We believe that providing customers with such budgeting capability increases consumer confidence in using telecommunications services, consequently allowing for increased service penetration, higher levels of customer satisfaction and lower incidence of delinquent payments.

      We have accelerated our local access network expansion program by deploying a wireless local loop. The wireless local loop consists of receivers that are installed at a customer's house, digital switches and a base station transmitter. The receiver is connected by cable to a standard telephone jack that connects to a standard telephone. The receiver is powered by the customer's home power supply and also contains a battery that allows operation to continue for up to approximately 24 hours of standby and eight hours of talk time in the event of a power outage. The wireless local loop offers voice quality as clear as telephones connected by wirelines.

      Mobile Services

      Our mobile network covers approximately 80% of the Dominican Republic's population. We currently offer both cellular and PCS service. At June 30, 2000, we had 211,151 cellular and PCS subscribers representing approximately 49% of the Dominican mobile telephony market, based on information available to us. We attribute a substantial portion of our growth to our prepaid cellular and PCS card, the Amigo card because it offers cellular and PCS service to individuals who would not satisfy our current credit policies and because it appeals to customers who prefer to budget their cellular and PCS telephone spending.

      We have offered PCS service since April 1999. This technology provides for added security and privacy compared with traditional analog systems, and it also offers greater capacity. PCS customers are able to receive all of the benefits related to a digital service, including digital messaging, caller ID and voicemail. Our PCS network covers areas with approximately 65% of the population in the Dominican Republic and is less extensive than our analog network. We offer a dual-band service, allowing customers to use seamlessly their mobile phones nationwide over both digital and analog networks.

      We have entered into arrangements with major consumer electronics retailers and a network of independent cellular and PCS dealers to offer our cellular and PCS services in conjunction with their sale of handsets. We do not subsidize or provide credit on the sale of cellular and PCS handsets.

      We have provided paging services since April 1995. At June 30, 2000, we provided paging services to 23,189 subscribers, representing approximately 18% of the Dominican paging market according to market information available to us. In 1999 we stopped soliciting new paging subscribers. We believe that the success of our prepaid cellular and PCS program has contributed to the decline of paging as a significant part of our business because customers have replaced paging services with prepaid cellular services.

      International Long Distance

      In the Dominican Republic, we provide international long distance services to our local access, cellular and PCS customers. In addition, we offer a prepaid calling card for international distance, the Efectiva card that can be used from any telephone in the Dominican Republic. We operate telephone centers that provide access to telephone services to individual customers who either do not have telephone services in their own homes or who are attracted by the competitive pricing of the telephone centers. The centers offer a wide range of telephone services, in addition to long distance.

      In the United States, our subsidiary TRICOM USA provides international carrier services principally to resellers, which account for an increasing share of international long distance traffic between the United States and the Dominican Republic. Through our switching facilities in the United States, we have been able to provide resellers with an alternate channel for sending international long distance traffic. In addition, by controlling the origination and termination of international long distance traffic between the United States and the Dominican Republic, we believe that we are able to send and receive such traffic at a lower cost to us than by exchanging traffic with traditional international carriers.

      Each year since the initiation of TRICOM USA's operations, we have derived a greater percentage of international revenues from resellers. During 1999, resellers originated 42% of the international long distance minutes from the United States to the Dominican Republic that we received. Minutes delivered by resellers may fluctuate significantly. While we enter into agreements with resellers, they are not required to provide to us any amount of traffic. The price per minute charged by us to a reseller is negotiated as often as monthly. During 1999, we received traffic from approximately 30 resellers.

      TRICOM USA also markets a number of prepaid cards to ethnic communities in New York, New Jersey, New England, Connecticut and Florida and in Puerto Rico. Each prepaid card is assigned a unique identification number and a face value ranging from $2 to $20. The prepaid card's dollar balance is reduced by the cost of each call. TRICOM USA sells the cards to distributors that resell the cards to retail outlets.

      Broadband Data Transmission and Internet

      We provide broadband data transmission services to over 100 of the largest business customers in the Dominican Republic, through several means of delivery including fiber optic cable and digital wireless point-to-point radio links. In addition, we provide some of these large customers with Internet access, private networks and frame relay services. Through our integrated services digital network or ISDN, we offer unified transmission of voice and data over the same strand of fiber optic cable. We recently increased transmission capacity to provide larger bandwidths.

      In the  Dominican  Republic  we are the  second  largest  ISP.  We provide
Internet connectivity to the residential and corporate markets through traditional dial-up connections, as well as through dedicated lines, with speeds ranging from 56 Kbps to 1.5 Mbps. In the near future, we expect to deploy our xDSL and wireless broadband delivery solutions, which are currently in the final stages of testing. Our PCS and paging services are now fully integrated with our Internet service, offering email and digital messaging through our website, www.tricom.net.

      In March 2000, we established a strategic alliance with Intellicom, a provider of two-way satellite-based Internet services and a subsidiary of U.S. based Softnet Inc. Under the agreement, we are now a distributor of Intellicom's products and services in the Dominican Republic, Puerto Rico, Nicaragua, Honduras, Panama, El Salvador, Costa Rica, Guatemala, Colombia, Venezuela, U.S. Virgin Islands and other countries in the Caribbean and Central American regions. In the second quarter we deployed 106 VSATs (Very Small Aperture Terminal) for the Dominican Republic Department of Education to provide broadband satellite Internet access to over 300 public high schools in the DR. An additional 230 VSATs will be deployed during the third quarter of 2000.

      Revenue Recognition

           We derive our operating revenues primarily from toll revenues, international settlement revenues, cellular and PCS services, local services, the sale and lease of equipment and installations. The components of each of these services are as follows:



           Toll revenues are amounts we receive from our customers in the Dominican Republic for international and domestic long distance calls, as well as interconnection charges received from Codetel, the incumbent local service provider, for calls that originate in or transit its network but terminate in our network. Toll revenues are generated by residential and commercial customers, calling card users, cellular and PCS subscribers and retail telephone centers, and large corporate accounts. Toll revenues are recognized as they are billed to customers, except for revenues from prepaid calling cards which are recognized as the calling cards are used or expire.

           International revenues represent amounts recognized by us for termination of traffic from foreign telecommunications carriers to the Dominican Republic either on our own network or on Codetel's network, including revenues derived from our U.S. based international long distance pre-paid calling cards.

           Local service revenues consist of monthly fees, local measured service and local measured charges for value-added services, including call forwarding, three-way calling, call waiting and voice mail, as well as calls made to cellular users under the calling-party-pays system and revenues from other miscellaneous local access services.

           Cellular and PCS revenues represent fees received for mobile cellular and PCS services, including interconnection charges for calls incoming to our cellular and PCS subscribers from other companies' subscribers. Cellular and PCS revenues do not include fees received for international long distance calls generated by our cellular and PCS subscribers. Cellular and PCS fees consist of fixed monthly fees, per minute usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voice mail, and for other miscellaneous cellular and PCS services.

           Paging revenues consist of fixed monthly charges for nationwide service and use of paging equipment and activation fees. Beginning in 1999, we determined that paging will not play a major role in our future marketing programs.

           Revenues from the sale and lease of equipment consist of sales and rental fees for customer premise equipment, including private branch exchanges and key telephone systems, residential telephones, cellular and PCS handsets and paging units. Since late 1996, we have only sold, and not leased, equipment.

           Installation revenues consist of fees we charge for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular handsets.

           Other revenues consist of revenues that are not generated from our core businesses, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.



           The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the period indicated:


                                                                 Three Months                           Six Months
                                                                     Ended                                 Ended
                                                                   June 30,                              June 30,
                                                        --------------------------------      --------------------------------
                                                             1999             2000                 1999             2000
                                                             ----             ----                 ----             ----
Toll....................................................     13.7%            12.7%                13.6%            12.8%
International ..........................................     37.6             35.1                 37.4             35.2
Local service...........................................     19.1             22.8                 18.0             23.4
Cellular and PCS........................................     14.6             15.9                 15.6             16.5
Paging..................................................      1.6              0.8                  2.1              0.9
Sale and lease of equipment.............................      3.6              4.6                  3.2              3.4
Installations...........................................      9.7              8.1                  9.8              7.9
Other...................................................      0.0              0.1                  0.2              0.1

----------------
Note: Percentages may not add up to 100% due to rounding.

           The following table sets forth certain items in the statements of operations expressed as a percentage of total operating revenues for the period indicated:


                                                                  Three Months                           Six Months
                                                                      Ended                                 Ended
                                                                    June 30,                              June 30,
                                                         --------------------------------      --------------------------------
                                                              1999             2000                 1999             2000
                                                              ----             ----                 ----             ----
Operating costs..........................................     78.6%            82.2%                77.4%            79.8%
Operating income.........................................     21.4             17.8                 22.6             20.2
Interest expense, net....................................     (8.4)           (12.9)                (9.1)           (13.8)
Other income (expenses)..................................     (8.7)           (12.6)                (9.6)           (14.3)
Net earnings.............................................     12.7              5.2                 13.0              5.9
EBITDA...................................................     41.8             39.2                 43.5             41.1

Three and Six Months Ended June 30, 2000 Compared to the Same Period in 1999

      Operating Revenues. Our total operating revenues increased 32.1% to US$54.0 million for the three-month period ended June 30, 2000 from US$40.9 million for the three-month period ended June 30, 1999. Revenues increased 38.7%% to $105.0 million for the six-month period ended June 30, 2000 from $75.7 million for the six-month period ended June 30, 1999. This growth resulted primarily from increases in revenues generated by the expansion of our local service network, international business and of our cellular and PCS services.

      Toll. Toll revenues increased 21.9% to $6.8 million during the second quarter from $5.6 million for the 1999 second quarter, and grew by 29.8% to $13.4 million during the first six months compared to $10.3 million during the first six months of 1999, as a result of higher domestic long distance and outbound international traffic derived from the growth of our customer base. Domestic long distance minutes increased by 57.5% to 11.2 million minutes during the second quarter from 7.1 million minutes during the 1999 second quarter, and grew by 55.7% to 21.6 million minutes during the first half of the year compared to 13.9 million during the first half of 1999. Outbound international minutes increased by 12.0% to 7.8 million in the second quarter from 7.0 million minutes during the 1999 second quarter, and grew by 15.0% to 15.7 million minutes in the first six months compared to 13.7 million during the first six months of 1999, reflecting increased traffic volume from our cellular and local service customers.

      International. The Company's second quarter international revenues grew 23.3% to $19.0 million from $15.4 million for the 1999 second quarter, while revenues for the first six months increased to $37.0 million from $28.4 million, a 30.4% increase from the same period last year. This increase was due principally to the growth of inbound traffic volume received from our U.S. based international carrier, TRICOM USA. Inbound minutes increased by 57.9% to 131.2 million minutes in the second quarter from 83.1 million during the 1999 second quarter, and by 56% to 240.5 million minutes in the first half compared to 154.1 million minutes in the first half of 1999. TRICOM USA accounted for 65.2% of our total inbound minutes in the second quarter compared to 37.6% in the same period last year.

      Local Service. Local service revenues grew 58% to $12.3 million during the second quarter from $7.8 million for the 1999 second quarter, and increased by 79.7% during the first half to $24.5 million compared to $13.6 million during the first half of 1999. The continued growth in the number of local lines in service resulted in increased local service revenues for the period. Our local service subscriber base grew by 27.6% during the second quarter, to 131,334 local access lines in service at June 30, 2000 compared to 102,922 local access lines in service at June 30, 1999.

      Cellular and PCS. Our cellular and PCS revenues rose 43.9% to $8.6 million during the second quarter from $6.0 million for the 1999 second quarter, and reached $17.3 million during the first six months, up 46.2% over the prior year. The growth in the Company's wireless operations' was the result of a 48.8% increase in subscribers. At June 30, 2000, we had 211,151 cellular and PCS subscribers compared to 141,900 at June 30, 1999. As a result of a higher average subscriber base, airtime minutes increased 32.6% to 39.3 million in the second quarter from 29.7 million in the 1997 second quarter, and increased by 38% during the first half to 79.2 million minutes compared to 57.4 million during the first half of 1999. We attribute the substantial growth of our subscriber base to the continued success of the Amigo prepaid program.

      Paging. Paging revenues decreased 35.1% to 437,000 in the second quarter, from $673,000 in the 1999 second quarter and declined by 42% to $912,000 during the first six months compared to $1.6 million during the first six months of 1999, primarily as a result of increased competition and the Company's decision to focus on having new customers move away from paging services and into prepaid cellular services. At June 30, 2000, we had 23,189 paging subscribers compared to 28,737 paging subscribers at June 30, 1999.

      Sale and lease of equipment. Revenues from the sale and lease of equipment grew 70.4% to $2.5 million in the second quarter from $1.5 million in the 1999 second quarter, and reached $3.6 million during the first six months, up 48.7% over the prior year. The increase was primarily attributable to the sale of customer premise equipment, including private branch exchanges and key telephone systems, residential telephones and cellular and PCS handsets, as well as broadband corporate data transmission lines.

      Installations. Installation revenues grew 9.6% to $4.4 million during the second quarter from $4.0 million during the 1999 second quarter, and increased by 11.7% during the first half to $8.3 million compared to $7.4 million during the first half of 1999, as a result of our adding a record 44,609 combined gross local access lines and gross cellular customers during the second quarter. For the first six months of 2000, combined gross local access lines and cellular customers added 82,158 compared to 73,976 added during the first six months of the previous year.

      Operating Costs.  Major components of operating costs are:

o carrier costs, which include amounts owed to foreign carriers for the use of their networks for termination of outbound traffic; interconnection costs, which are access charges paid primarily to Codetel; and payments for international satellite circuit leases;

o depreciation of network equipment and leased terminal equipment, and non-network depreciation expense;

o          expenses in lieu of income tax;

o general and administrative expenses, which include salaries and other compensation to personnel, non-network depreciation, maintenance expenses, marketing expenses and other related costs; and

o          non-cash compensation and consulting expenses

      Second quarter operating costs increased to $44.4 million from $32.1 million the prior year. Operating costs for the first half were $83.8 million compared to $58.6 million during the same period last year. These totals reflect increased carrier costs associated with higher volumes of traffic; higher general and administrative expenses primarily from increased commissions due to the growth of the Company's retail operations in the U.S.; and higher network depreciation expenses resulting from the Company's capital investment and growth programs. As a percentage of revenues, operating costs increased to 79.8% during the first half of the year from 77.4% during the same period last year. This increase was due principally to the compression of margins in the Company's international business as a result of continued trend of decreasing settlement rates for traffic between the United States and the Dominican Republic, coupled with higher depreciation related to the expansion of our local and international networks.

      Satellite connections and carrier costs. Satellite connections and carrier costs increased by 53% to $15.2 million in the second quarter from $9.9 million in the 1999 second quarter, and rose by 60% to $29.3 million in the first six months compared to $18.3 million in the first six months of 1999, primarily as a result higher outbound carrier costs, as well as higher interconnection costs derived from a higher volume of inbound traffic terminating in the incumbents' network.

      Network depreciation and depreciation expense. Network depreciation increased 71.1% to $6.8 million in the second quarter from $4.0 million in the 1999 second quarter, and grew by 73.3% to $12.9 million during the first half compared to $7.4 million during the first half of 1999, as a result of the continued investments in the Company's local and international networks, including telecommunications equipment and facilities. Depreciation expense grew 36% to $1.6 million in the second quarter, and increased 38.9% to $3.0 million during the first six months of the year.

       Expense in lieu of income taxes. We make payments to the Dominican government in lieu of income tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax of 2% on international settlement revenues collected. Expense in lieu of income taxes during the second quarter decreased by 18.6% to $2.6 million, and declined by 11.1% to $5.5 million during the first half of the year.

      General and administrative. General and administrative expenses increased 30.2% to $16.3 million in the second quarter, and reached $30.1 million during the first six months, up 36% over the prior year. However, as a percentage of total operating revenues, general and administrative expenses decreased to 30.2% in the second quarter compared to 30.6% in the second quarter of 1999, and declined to 28.6% during the first half of the year from 29.2% during the same period last year. The increase was due primarily to higher commissions from our rapidly growing U.S. prepaid card operations, increased personnel costs due to a higher employee headcount, and higher building occupancy costs. At June 30, 2000, we had 1,514 employees compared to 1,481 employees at June 30, 1999.

      Non-cash compensation and consulting expenses. On October 1999, the Company entered into an agreement with a third party to provide investor relations services for a period of two years. As part of the compensation, the Company granted warrants to purchase 300,000 Class A common shares of the Company. During the second quarter, the Company recognized $527,000 in non-cash compensation and consulting expenses associated with this contract.

      Other costs. Other costs which consist of cost of sale from local, wireless and prepaid services increased by 3.1% to $1.4 million in the second quarter, and grew by 3.5% to $2.4 million during the first half of the year, primarily as a result of higher costs related to the growth of the Company's prepaid services.

      Operating Income. Operating income increased 10.1% to $9.6 million in the second quarter from $8.8 million in the 1999 second quarter, and reached $21.2 million during the first six months, compared to $17.1 million during the first six months of 1999. Our operating income as a percentage of total operating revenues decreased to 17.8% in the second quarter from 21.4% in the second quarter of 1999. For the first six months, operating income represented 20.2% of operating revenues, down from 22.6% in the same period last year. This decrease was due primarily to increased network depreciation costs associated with the expansion of our operations, coupled with margin compression in the Company's international business.

       Other Income (Expenses). Other expenses increased to $6.8 million in the second quarter from $3.5 million in the second quarter of 1999, and grew to $15.0 million during the first half from $7.3 million during the first half of last year. This increase reflects increased interest expenses resulting from higher short-term bank borrowings and vendor financing used to purchase network and telecommunications equipment. Second quarter interest expense was $7.8 million compared to $4.2 million a year ago. For the first six months, interest expense increased to $15.8 million from $8.6 million.

      Net Earnings. Net earnings decreased to $2.8 million in the second quarter from $5.2 million in the second quarter of 1999, and declined to $6.2 million during the first half as compared to $9.8 million during the first half of 1999. The decrease is primarily the result of operating margin compression coupled with higher financial expenses resulting from higher short-term indebtedness. On a per share basis, earnings decreased to $0.09 per share in the second quarter from $0.21 per share in the second quarter of 1999. For the first six months, earnings per share totaled $0.23 as compared to $0.40 during the first half of 1999.

      EBITDA. Earnings before interest and other income and non-cash expenses, taxes and depreciation and amortization increased by 23.7% to $21.2 million in the second quarter from $17.1 million in the 1999 second quarter, and grew by 31.3% to $43.2 million during the first half of the year compared to $32.9 million during the first half of 1999.

Liquidity and Capital Resources

      Net cash provided by operating activities was $11.8 million and $24.0 million for the six months ended June 30, 1999 and June 30, 2000, respectively. The increase in net cash provided by operating activities was due primarily to the increase in depreciation and amortization, accounts receivables, prepaid and accrued expenses. We had net accounts receivables of $26.1 million and $30.3 million at December 31, 1999 and June 30, 2000, respectively.

      Net cash used in investing activities was $56.3 million and $68.8 million during the six months ended June 30, 1999 and June 30, 2000, respectively. During the first half of 1999 and 2000, the Company we made capital investments of $66.0 million and $72.4 million, respectively, for purchases of property and telecommunications equipment as part of our local and international networks expansion strategy. We currently anticipate making capital expenditures of approximately $135 million in 2000, a substantial majority of which will be in the Dominican

Republic, for increasing capacity and coverage in our local access and mobile networks, expanding our international facilities to support increased traffic volume, expanding our local network and other international expansion. However, the amounts to be invested for these purposes will depend upon a number of factors, including primarily the demand for our services.

      Net cash provided by financing activities was $36.7 million and $101.1 million during the six months ended June 30, 1999 and June 30, 2000, respectively. During the second quarter, the Company received approximately $69.0 million in proceeds from the issuance of 4,000,000 ADSs, each of which represents one share of the Company's Class A Common Stock. The Company contracted short-term borrowings from banks and related parties of approximately $32.8 million during the first six months of the year.

      As of June 30, 2000, the Company had cash and cash equivalents of $69.7 million, which includes the investment of net proceeds of the ADS issuance. Current liabilities exceeded our current assets by $63.1 million due to the increased short-term borrowings in the Dominican Republic with related companies, local banks and international banks. Dominican banks lend on a short-term basis in order to negotiate interest rates periodically should market conditions change, without necessarily demanding the repayment of credit facilities. It is our belief that the existence of negative working capital does not affect adversely the continuity of our business.

      Our indebtedness was approximately $374.7 million at June 30, 2000, of which $200.0 million was our senior notes due 2004, $46.5 million was in long-term borrowings and capital leases, with maturities ranging from one to seven years, and $128.2 million was short-term bank loans, telecommunications equipment financings, trade financings and current portion of capital leases. At June 30, 2000, our U.S. dollar borrowings (other than the 11 3/8% senior notes due 2004) had interest rates ranging from 10% per annum to 13% per annum, and our peso borrowings had interest rates ranging from 21% per annum to 24% per annum. At June 30, 2000, our U.S. dollar borrowings (other than the 11 3/8% senior notes due 2004) totaled $165.8 million and our peso borrowings totaled $8.9 million.

      We have U.S. dollar- and peso-denominated credit facilities which, in the aggregate, permit us to borrow up to $210.7 million. At June 30, 2000, there was $174.7 million outstanding under these facilities. We had approximately $36.0 million available for borrowing under these facilities, most of which was under facilities with maturities of less than one year.

      At June 30, 2000, we had $90.0 million of short-term and long-term, U.S. dollar and peso- denominated credit facilities with Dominican banks and institutions and $120.7 million of U.S. dollar-denominated credit facilities with international banks. In the past, we met a significant portion of our funding requirements with short-term borrowings in Dominican markets. Recently, the cost of peso-denominated short-term indebtedness in the Dominican financial market has ranged from 24% per annum to 28% per annum. Moreover, from time to time, the Dominican government has imposed limitations on loans by Dominican banks in Dominican pesos in order to restrict the country's money supply and curb inflation. This monetary policy has limited the sources of bank financing and the amounts available to be borrowed from Dominican banks and has increased the costs of such borrowing.

       We will seek additional credit facilities with international banks to refinance our short-term credit facilities. In January 2000, we obtained a commitment from Export-Import Bank of the United States to provide credit guarantees of up to $46.6 million. The credits will be disbursed by The International Bank of Miami, N.A. to be used for purchases of communications equipment and material from Motorola and other suppliers. Credits up to $36.0 million will be available for disbursement from August 9, 2000 until May 15, 2001 and will be repayable over a five-year period.

      As we expand our operations into new areas we will be required to support increased working capital and capital expenditure needs. We have satisfied our working capital requirements and funded capital expenditures from cash generated from operations, short-term and long-term borrowings, trade finance, vendor financing and equity and debt issuances. We believe our cash generated by operations; the proceeds of the recently completed secondary offering and the availability of borrowings from of our credit facilities will be sufficient to fund our expected capital expenditures.

ITEM 3.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

      The  following   discussion  about  market  risks  to  certain   financial
instruments includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risks from adverse changes in interest rates and foreign exchange rates. We do not hold or issue financial instruments for trading purposes.

      Interest Rate Risk

      Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At June 30, 2000, we had outstanding $200 million aggregate principal amount of senior notes. The senior notes bear interest at 11 3/8% per annum and mature in the year 2004. The fair value of such senior notes was approximately $187 million and $188 million at December 31, 1999 and June 30, 2000, respectively.

      Our primary exposure to market risk for changes in interest rates relates to our short-term borrowings from Dominican banks. At June 30, 2000, we had $128.0 million and $146.7 million of short-term and long-term borrowings, respectively, including trade finance and capital leases outstanding from Dominican and international banks, mostly denominated in U.S. dollars. During the second quarter of 2000, our short-term and long-term U.S. dollar denominated borrowings bore interest at rates ranging from 10% per annum to 13% per annum. During the second quarter of 2000, our short-term and long-term Dominican peso denominated borrowings bore interest at rates ranging from 21% to 24% per annum. A 10% increase in the average rate for our variable rate debt would have decreased our net income in the second quarter of 2000 by approximately $358,000.

      Foreign Exchange Risks

      We are subject to currency exchange risks. During the second quarter of 2000, we generated revenues of $19.0 million in U.S. dollars and $35.0 million in Dominican pesos. In addition, at June 30, 2000, we had $165.8 million of U.S. dollar-denominated debt outstanding, (excluding the $200.0 million principal amount of the 11 3/8% senior notes due 2004). At June 30, 2000, the Company had converted into US dollars the indexed loan previously contracted with Citibank. Dominican foreign exchange regulations require us and other telecommunications companies to convert all U.S. dollar revenues into Dominican pesos at the official exchange rate, and to purchase US dollars at the private market exchange rate. Although the official exchange rate now fluctuates and is tied to the private market rate, the official exchange rate tends to be lower than the private market rate. During the second quarter of 2000, the average official exchange rate was RD$16.05 per $1.00 while the average private market rate was RD$16.28 per $1.00.

      Our functional currency is the U.S. dollar and, as a result, we must translate the value of Dominican peso-denominated assets into U.S. dollars when compiling our financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the U.S. dollar. During the second quarter of 2000, we recognized an approximate $15,000 foreign exchange gain. If the Dominican peso had devalued by an additional 10% against the U.S. dollar on average in the second quarter of 2000, then we would have realized a foreign exchange gain of approximately $1,500.

                                     PART II
                                OTHER INFORMATION

ITEM 1.    LEGAL PROCEEDINGS

           In August 1999, a Dominican company, DCS International S.A., and two individual plaintiffs whom we believe are officers or employees of DCS, sued us in Dominican courts for alleged losses and damages of up to approximately RD$200 million ($12 million) resulting from the imprisonment of two of the individuals for 15 days. The plaintiffs alleged that their imprisonment was the result of an investigation by the local district attorney and the police that we instigated following an irregular increase in telephonic traffic at certain telephone numbers. We requested that the court dismiss the action because of lack of jurisdiction. The court granted our motion to dismiss and assessed the costs of the proceedings against the plaintiffs. The plaintiffs resubmitted the action before the proper court within one month from the date of the notification of the ruling. At the request of the plaintiffs, the court of competent jurisdiction set the date of the hearing to try the merits of the case for May 10, 2000. On May 10, 2000, the plaintiffs requested that the court order document production. We did not oppose to this request and asked that document production be reciprocal. The court ordered the document production to be reciprocal. Subsequently, we requested and obtained that the court set the date of the next hearing for June 29, 2000. At this hearing, the plaintiffs requested an extension of the previous document production. We again requested and obtained the court to set the date of a next hearing for July 26, 2000. During the hearing held on July 26, 2000 the plaintiffs alleged that they had made a late document production and requested another extension. The plaintiffs improperly summoned us to appear before court on August 10, 2000. However, the hearing was not held on said date. We obtained that the court set the date of the next hearing for August 24, 2000. We believe, after consulting with legal counsel in this action, that the matter will not have a material adverse effect on our results of operations and financial position.

           There are no other legal proceedings to which we are a party, other than ordinary routine litigation incidental to our business, which is not otherwise material to our business or financial condition.

ITEM 2.    CHANGES IN SECURITIES AND USE OF PROCEEDS

           Not applicable.

ITEM 3.    DEFAULTS UPON SENIOR SECURITIES

           None.

ITEM 4.    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

           None.

ITEM 5.    OTHER INFORMATION

           None.

ITEM 6.    EXHIBITS AND REPORTS ON FORM 20-F AND FORM 6-K

(a)        Exhibits.

           None.

(b) Reports on Form 20-F. The Company filed with the Securities and Exchange Commission a Report on Form 20-F on May 1, 2000 reporting the Company's results of operations for the year ended December 31, 1999.

(c) Reports on Form 6-K. The Company filed with the Securities and Exchange Commission Reports on Form 6-K on May 15, 2000 reporting the Company's results of operations for the three months ended March 31, 2000.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TRICOM, S.A.




Dated: August 14, 2000               By:    /s/ Carl Carlson
                                            ---------------
                                            Carl Carlson
                                            Executive Vice President
                                            and Member of the
                                            Office of the President